UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation        CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)                        24 UNDER THE PUBLIC UTILITY
                                           HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period April 1, 2004 through June 30, 2004. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         Options to purchase 16,150 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan, 42,946 shares of SCANA common stock were issued pursuant to the SCANA Investor Plus Plan, and 153,533 shares of SCANA common stock were issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

4. SCANA guarantees issued during the quarter:

         The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy trading activities of SCANA and its subsidiaries.

         SCANA increased the guarantee amount on a previous guarantee to OGE Energy Resources, Inc. for SCANA Energy Marketing, Inc. (SEMI) from $5.0 million to $10.0 million.

         SCANA issued a guarantee to Noble Gas Marketing, Inc. for SEMI in the amount of $2.0 million.

         SCANA issued a guarantee to Duke Energy Marketing America, Inc. for SEMI in the amount of $10.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to BG LNG Services, LLC for SEMI from $25.0 million to $60.0 million.

         In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the Order.

5. The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

         A. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:

              On June 30, 2004 SCE&G entered into an amendment of the Loan Agreement between its Nuclear Decommissioning Trust and
              Bank of America, N. A. with respect to a loan in the amount of $27.5 million.

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.3 million to $62.6 million, at interest rates ranging from 1.06% to 1.35%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $183.4 million.

              Public Service Company of North Carolina, Incorporated:

              None

              South Carolina Generating Company, Incorporated.:

              None

B. Public Service Company of North Carolina, Incorporated long-term debt issuances not exempt under Rule 52:

              PSNC's existing 364-Day Revolving Credit Agreement which was to expire on July 23, 2004, was replaced by a new Five Year Credit Agreement that will expire on June 15, 2009. The principal amount of the credit agreement is $125 million in Promissory Notes with the following persons.

               Wachovia Bank, National Association                $21.2 million
               Bank of America, N.A.                              $21.2 million
               The Bank of New York                               $15.4 million
               Branch Banking and Trust Co. of South Carolina     $14.4 million
               UBS Loan Finance LLC                               $9.6 million
               SunTrust Bank                                      $7.7 million
               Credit Suisse First Boston, Cayman Island Branch   $7.7 million
               Sumitoma Mitsui Banking Corporation                $7.7 million
               KBC Bank, N. V.                                    $5.3 million
               Regions Bank                                       $5.3 million
               Carolina First Bank                                $4.8 million
               The National Bank of South Carolina                $3.8 million
               South Carolina Bank and Trust, N. A.               $0.9 million

         C. South Carolina Generating Company, Inc. long-term debt issuances not exempt under Rule 52:

              None

         D. SCANA debt issuances:

              None

         E. Debt issuances by Intermediate Subsidiaries:

              None

6. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

         SCANA Corporation Form S-3/A filed April 1, 2004

7. Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         None

8. Hedge Instruments or Anticipatory Hedges entered into during the quarter:

         None

9. Investments in Intermediate or Financing Subsidiaries during the quarter:

         None

10. Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed May 20, 2004 SCE&G Form U-6B-2 filed June 22, 2004 SCE&G Form U-6B-2 filed June 22, 2004
         South Carolina Fuel Company, Inc. (SCFC) Form U-6B-2 filed June 22,
         2004

11. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

         SCANA Consolidated Balance Sheet (Exhibit A-1).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).

12. Capital Structures of SCANA and each Utility Subsidiary:

         See Exhibit Index

13. Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

         See Exhibit Index

14. Dividends paid by Nonutility subsidiaries out of capital or unearned surplus:

         None

15. Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

         None

16. Internal reorganization of subsidiaries during the quarter:

         None

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                            SCANA Corporation
                                                   Registrant





                                    by:     s/James E. Swan, IV
                                            ------------------------------------

                                            James E. Swan, IV
                                            ------------------------------------
                                                 (Name)

                                              Controller
                                              (Title)


Dated:  August 25, 2004

                                    EXHIBITS


A-1    Balance Sheet for SCANA Corporation as of June 30, 2004 (Filed herewith)

A-2 Balance Sheet for South Carolina Electric & Gas Company as of June 30, 2004 (Filed herewith)

A-3 Balance Sheet for Public Service Company of North Carolina, Incorporated as of June 30, 2004 (Filed herewith)

B      Capital Structures of SCANA and each Utility Subsidiary (Filed herewith)

C Schedule I and II of SCANA Corporation Form U-6B-2 filed August 17, 2004, incorporated by reference herein

                                                          Exhibit A-1

                                SCANA CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


-------------------------------------------------------------------------------
                                                                 June 30,
Millions of dollars                                                2004
-------------------------------------------------------------------------------
Assets
Utility Plant:
    Electric                                                      $6,313
    Gas                                                             1,709
    Common                                                            198
-------------------------------------------------------------------------------
    Total                                                           8,220
    Accumulated depreciation and amortization                      (2,347)
-------------------------------------------------------------------------------
    Total                                                          5,873
    Construction work in progress                                     407
    Nuclear fuel, net of accumulated amortization                      31
    Acquisition adjustments, net of accumulated amortization          230
-------------------------------------------------------------------------------
    Utility Plant, Net                                             6,541
-------------------------------------------------------------------------------

Nonutility Property, Net of Accumulated Depreciation                   92
Investments                                                           161
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    Nonutility Property and Investments, Net                          253
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                                     227
    Receivables, net of allowance for uncollectible
       accounts of $20 and $16                                         419
    Receivables - affiliated companies                                  19
    Inventories (at average cost):
        Fuel                                                           146
        Materials and supplies                                          62
        Emission allowances                                               7
    Prepayments                                                         71
    Deferred income taxes, net                                            7
--------------------------------------------------------------------------------
    Total Current Assets                                               958
--------------------------------------------------------------------------------

Deferred Debits:
    Emission allowances                                                   5
    Environmental                                                        18
    Assets held in trust, net - nuclear decommissioning                  46
    Pension asset, net                                                 278
    Other regulatory assets                                            350
    Other                                                              162
--------------------------------------------------------------------------------
    Total Deferred Debits                                              859
--------------------------------------------------------------------------------
Total                                                               $8,611
================================================================================

8





--------------------------------------------------------------------------------
                                                                   June 30,
Millions of dollars                                                  2004
--------------------------------------------------------------------------------
Capitalization and Liabilities

Shareholders' Investment:
    Common equity                                                   $2,390
    Preferred stock (Not subject to purchase or sinking funds)          106
--------------------------------------------------------------------------------
    Total Shareholders' Investment                                   2,496
Preferred Stock, net (Subject to purchase or sinking funds)                9
Long-Term Debt, net                                                  3,180
--------------------------------------------------------------------------------
    Total Capitalization                                             5,685
--------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                                              168
    Current portion of long-term debt                                  358
    Accounts payable                                                   228
    Accounts payable - affiliated companies                              18
    Customer deposits                                                    44
    Taxes accrued                                                        65
    Interest accrued                                                     56
    Dividends declared                                                   43
    Other                                                                61
--------------------------------------------------------------------------------
    Total Current Liabilities                                        1,041
--------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                                          826
    Deferred investment tax credits                                     114
    Asset retirement obligation - nuclear plant                         121
    Postretirement benefits                                             138
    Other regulatory liabilities                                        560
    Other                                                               126
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    Total Deferred Credits                                           1,885
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Commitments and Contingencies                                             -
================================================================================
--------------------------------------------------------------------------------
Total                                                               $8,611
================================================================================

                                                             Exhibit A-2

                                   SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                   CONDENSED CONSOLIDATED BALANCE SHEETS
                                                (Unaudited)

-----------------------------------------------------------------------------
                                                               June 30,
Millions of dollars                                              2004
-----------------------------------------------------------------------------
Assets

Utility Plant:
    Electric                                                    $6,313
    Gas                                                            464
    Common                                                         198
-----------------------------------------------------------------------------
    Total                                                        6,975
    Accumulated depreciation and amortization                   (1,959)
-----------------------------------------------------------------------------
    Total                                                        5,016
    Construction work in progress                                  357
    Nuclear fuel, net of accumulated amortization                    31
-----------------------------------------------------------------------------
    Utility Plant, Net                                           5,404
-----------------------------------------------------------------------------

Nonutility Property and Investments, Net                             28
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                                   19
    Receivables, net                                                252
    Receivables - affiliated companies                               24
    Inventories (at average cost):
        Fuel                                                          41
        Materials and supplies                                       57
        Emission allowances                                            7
    Prepayments                                                      55
-----------------------------------------------------------------------------
    Total Current Assets                                            455
-----------------------------------------------------------------------------

Deferred Debits:
    Emission allowances                                                5
    Environmental                                                      9
    Assets held in trust, net - nuclear decommissioning               46
    Pension asset, net                                              278
    Due from affiliates - pension and postretirement benefits         21
    Other regulatory assets                                         330
    Other                                                           138
-----------------------------------------------------------------------------
    Total Deferred Debits                                           827
-----------------------------------------------------------------------------
Total                                                           $6,714
=============================================================================

 ------------------------------------------------------------------------------
                                                                 June 30,
 Millions of dollars                                               2004
 ------------------------------------------------------------------------------
 Capitalization and Liabilities

 Shareholders' Investment:
     Common equity                                                $2,078
     Preferred stock (Not subject to purchase or sinking funds)       106
 ------------------------------------------------------------------------------
     Total Shareholders' Investment                                 2,184
 Preferred Stock, net (Subject to purchase or sinking funds)             9
 Long-Term Debt, net                                                1,978
 ------------------------------------------------------------------------------
 Total Capitalization                                               4,171
 ------------------------------------------------------------------------------

 Minority Interest                                                     75
 ------------------------------------------------------------------------------

 Current Liabilities:
     Short-term borrowings                                            168
     Current portion of long-term debt                                298
     Accounts payable                                                  73
     Accounts payable - affiliated companies                            81
     Customer deposits                                                 25
     Taxes accrued                                                     58
     Interest accrued                                                  40
     Dividends declared                                                39
     Deferred income taxes, net                                          1
     Other                                                             29
 ------------------------------------------------------------------------------
     Total Current Liabilities                                        812
 ------------------------------------------------------------------------------

 Deferred Credits:
     Deferred income taxes, net                                       745
     Deferred investment tax credits                                  112
     Asset retirement obligation - nuclear plant                      121
     Due to affiliates - pension and postretirement benefits           15
     Postretirement benefits                                          138
     Regulatory liabilities                                           458
     Other                                                             67
 ------------------------------------------------------------------------------
     Total Deferred Credits                                        1,656
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------

 Commitments and Contingencies                                           -
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------

  Total                                                           $6,714
 ==============================================================================

                                                            Exhibit A-3

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

 ------------------------------------------------------------------------
                                                                June 30,
    Millions of dollars                                          2004
 ------------------------------------------------------------------------

     Assets
    Gas Utility Plant                                            $943
    Accumulated depreciation                                     (267)
    Acquisition Adjustment, Net of Accumulated Amortization       210
 ------------------------------------------------------------------------
    Gas Utility Plant, Net                                        886
 ------------------------------------------------------------------------

    Nonutility Property and Investments, Net                        28
 ------------------------------------------------------------------------

    Current Assets:
         Cash and temporary investments                             38
         Restricted cash and temporary investments                   7
         Receivables, net of allowance for uncollectible
          accounts of $2 and $3                                     34
         Receivables-affiliated companies                            2
         Inventories (at average cost):
            Stored gas                                              42
            Materials and supplies                                   5
         Prepayments                                                 1
         Deferred income taxes, net                                  4
 ------------------------------------------------------------------------
         Total Current Assets                                     133
 ------------------------------------------------------------------------

    Deferred Debits:
         Due from affiliate-pension asset                           13
         Regulatory assets                                          21
         Other                                                       4
 ------------------------------------------------------------------------
         Total Deferred Debits                                      38
 ------------------------------------------------------------------------
    Total                                                     $1,085
 ========================================================================

     Capitalization and Liabilities
    Capitalization:
         Common equity                                            515
         Long-term debt, net                                      273
 ------------------------------------------------------------------------
         Total Capitalization                                     788
 ------------------------------------------------------------------------

    Current Liabilities:
          Short-term borrowings                                      -
         Current portion of long-term debt                           8
         Accounts payable                                          26
         Accounts payable-affiliated companies                       4
         Customer deposits                                           7
         Taxes accrued                                               3
         Interest accrued                                            6
         Distributions/dividends declared                            3
         Other                                                     16
 ------------------------------------------------------------------------
         Total Current Liabilities                                 73
 ------------------------------------------------------------------------

    Deferred Credits:
          Deferred income taxes, net                                97
          Deferred investment tax credits                            1
          Due to affiliate-postretirement benefits                  18
          Regulatory liabilities                                    98
          Other                                                     10
 ------------------------------------------------------------------------
          Total Deferred Credits                                  224
 ------------------------------------------------------------------------
 ------------------------------------------------------------------------
    Total                                                     $1,085
 ========================================================================

                                                                    Exhibit B
                              SCANA Corporation
                        Consolidated Capital Structure
                                June 30, 2004
                            (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

 Common equity                           $     2,390                   38.5%

 Preferred stock                         $        115                   1.9%

 Debt (long and short-term)              $     3,706                   59.6%

                                        -------------------------------------
 Total                                   $     6,211                  100.0%
                                        =====================================


                    South Carolina Electric & Gas Company
                        Consolidated Capital Structure
                                June 30, 2004
                            (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

 Common equity                                  $ 2,078                44.8%

 Preferred stock                                    115                 2.5%

 Debt (long and short-term)                       2,444                52.7%

                                        -------------------------------------
 Total                                          $ 4,637               100.0%
                                        =====================================

           Public Service Company of North Carolina, Incorporated
                       Consolidated Capital Structure
                               June 30, 2004
                           (Dollars in Millions)

                                                           % of Total
                                           Actual        Capitalization

Common equity                           $        515                  64.7%

Debt (long and short-term)              $        281                  35.3%

                                       -------------------------------------
Total                                   $        796                 100.0%
                                       =====================================




              South Carolina Generating Company, Incorporated
                             Capital Structure
                               June 30, 2004
                           (Dollars in Millions)

                                                           % of Total
                                           Actual        Capitalization

Common equity                           $          75                 30.6%

Debt (long and short-term)              $        170                  69.4%

                                       -------------------------------------
Total                                   $        245                 100.0%
                                       =====================================